Exhibit 99.2
TIER TECHNOLOGIES
Moderator: Ronald Rossetti

TIER TECHNOLOGIES

Moderator: Ronald Rossetti
Tuesday, December 9, 2008
5:00 pm EST

Operator:	Good afternoon. At this time, I would like to welcome everyone to the Tier Technologies’ Fourth Quarter Earnings Conference call.

All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on our telephone keypad.

Thank you.

Ms. Bowman, you may begin your conference.

TIER TECHNOLOGIES
Moderator: Ronald Rossetti

Liz Bowman:
Good afternoon.  My name is Liz Bowman, Tier Technologies’ Director of SEC Reporting.  At this time, I would like to welcome everyone to the Tier Technologies' earnings conference call for the year ended September 30, 2008.

After the market closed today, we issued a press release announcing Tier's financial results for the fourth quarter and year ended September 30, 2008.   In addition, we issued a copy of the text of today’s call (not including the Q&A) and accompanying presentation which includes charts that will be referenced during this call.  A copy of these materials can be found in the Investor Relations section of our web site, www.tier.com.

We invite shareholders and analysts who wish to speak to management about the Company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, at 571-382-1333 or rjohnston@tier.com.  Thank you.

With me on the call are Ron Rossetti, Chairman and Chief Executive Officer, and Ron Johnston, Chief Financial Officer.  Also in attendance are Nina Vellayan, Chief Operating Officer; Kevin Connell, SVP, Sales and Business Development; and Keith Kendrick, SVP, Strategic Marketing.

TIER TECHNOLOGIES
Moderator: Ronald Rossetti

A taped replay of this call will be available on the Company's web site beginning Thursday, December 11, 2008 at noon ET until 11:59 pm Eastern Time on December 24, 2008.  Alternatively, you can hear a replay by dialing 800-642-1687 and entering the conference ID number 76156469.

I want to remind you that various remarks that we make about the Company's future expectations, plans, and prospects constitute forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

The forward-looking statements discussed on this call represent management's current expectations about the Company's future financial performance based on the information available to us today.

This information may change and our actual results may differ materially from these forward-looking statements. We undertake no obligation to update any such forward-looking statements.

There are numerous risks and uncertainties that affect our business and may affect these statements, including but not limited to; failure to achieve anticipated gross margin levels due to unanticipated costs incurred in transaction-based projects;

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Moderator: Ronald Rossetti

increasing competition; timing; the Company's ability to realize revenues from its business development opportunities; changes in laws and government regulatory compliance requirements; ability to attract and retain qualified personnel; and other risk factors that are set forth in our SEC filings.

IMPORTANT INFORMATION

Tier Technologies, Inc. plans to file with the SEC and furnish to its shareholders a Proxy Statement in connection with its 2009 Annual Meeting, and advises its security holders to read the Proxy Statement relating to the 2009 Annual Meeting when it becomes available, because it will contain important information.  Security holders may obtain a free copy of the Proxy Statement and other documents (when available) that Tier files with the SEC at the SEC’s website at www.sec.gov. The Proxy Statement and these other documents may also be obtained for free from Tier by directing a request to Tier Technologies, Inc., Attn: Corporate Secretary, Keith Omsberg, 10780 Parkridge Blvd., 4th Floor, Reston, VA  20191.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Tier, its directors and named executive officers may be deemed to be participants in the solicitation of Tier’s security holders in connection with its 2009 Annual Meeting.  Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier’s Annual Report on Form

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Moderator: Ronald Rossetti

10-K for the year ended September 30, 2007 and its proxy statement dated January 15, 2008, each of which is on file with the SEC, as well as its upcoming Annual Report on Form 10-K for the year ended September 30, 2008 and its upcoming proxy statement for the 2009 Annual Meeting (when available).  To the extent there have been changes in Tier’s directors and executive officers, such changes have been  reported on Current Reports on Form 8-K filed with the SEC.  To the extent holdings of Tier securities have changed since the amounts printed in the proxy statement dated January 15, 2008, such changes have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.
Now I would like to turn the call over to Ron Rossetti.

Ronald Rossetti:	Thank you, Liz, and good afternoon. We are pleased to be here with you to discuss our fourth quarter and year end financial results and the Company's future direction.
Let me outline the agenda for the call today.  First, I will recap the accomplishments of our substantially completed restructuring.  Then I will update you on our perspectives on the biller direct category of the Electronic Payments Processing industry, our Company’s opportunity, and the initiatives that we

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Moderator: Ronald Rossetti

are taking to increase the value of the Company for all stockholders.
Next, Ron Johnston will cover our financial results for the quarter and fiscal year.  After Ron's comments, I will make some concluding remarks.  Following that, we will be happy to answer as many of your questions as we can.

As you know, shortly after I became CEO, we began a strategic review of Tier Technologies.  This initiative led to the decision to focus on our Electronic Payments Processing, or EPP, business, and restructure our other operations.

I want to bring you up to date on our progress.  The restructuring is now fundamentally complete.  And the building of the EPP business is well underway.

I am pleased to announce the completion of the sale of our Financial Management Systems, or FMS, group in November of this year.  The completion of this sale means that we have now sold 6 of the 7 units we had placed in the held-for-sale classification during FY 2007.  We are aggressively working to divest the one remaining held-for-sale business.  That business is a non-strategic operation, is EBITDA and cash flow positive at this time, and requires limited corporate overhead to support it.

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Moderator: Ronald Rossetti

You can see a summary of the restructuring on Chart 5.  With these sales, from September 30, 2006 through the completion of the sale of our FMS business in November 2008, total headcount has been reduced from 958 to 315.  We expect to reduce our headcount to 150 by the end of FY 2009.

Although we have generated operating losses on a GAAP basis since the restructuring began, we have increased our cash position by approximately $20.0 million.  This performance has allowed us to end FY 2008 with $87.0 million in cash and no debt on our balance sheet.  The Board and management believe that it is prudent for Tier to preserve an adequate cash position in order to weather the recession that is now facing every U.S. company.

We are on plan with continued reductions in corporate overhead expense.  In FY 2008 we reduced corporate overhead expense to $16.8 million.  The Company has implemented cost reduction measures which will reduce this expense level to a run rate of $10.0 million at the end of FY 2009 and approximately $9.0 million in FY 2010.  Elements of our corporate overhead expense are outlined in Charts 6 and 7. It is important to note that some elements of this expense are directly related to operations, while other major elements are a result of “public company” requirements.  We will be happy to

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answer questions about the data during the Q&A section of this call.

In addition to reductions in corporate overhead, we are now making substantial improvements in selling and marketing and general and administrative expenses in EPP.  These expenses for EPP are projected to be down $1.6 million, or 11.0%, from FY 2008, even though we estimate that transaction volume in EPP will increase by 16.8% from FY 2008 to FY 2009.

We have completed the consolidation of our operations center into Auburn, Alabama and we are reviewing all of our processing platforms and relationships as we seek increased efficiencies.  We have closed or reduced the use of real estate space in Reston, VA; Duluth, GA; San Ramon, CA; Albuquerque, NM, and Stamford, CT.  The current leasing market will effect how quickly we can sublet unused space.

We are continually reviewing our expense structure in EPP and additional cost savings will come from the implementation of more efficient procedures and technology.  We are reviewing all of our partnerships and service providers and are already realizing improvement in gross margin that should offset changes in card mix which can increase our costs of accepting some forms of payment and competitive pricing pressure which

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can reduce the price we are able to charge biller payors for some transactions.

With the restructuring substantially complete, our target is to operate the total company – including corporate overhead, all public company expenses, and wind down expenses – on an EBITDA-positive basis for FY 2009.  We anticipate that the total company can be EBITDA-positive in FY 2009 if EPP revenue grows in the mid-single digit range during FY 2009.  The worst case that we currently anticipate is one in which the core EPP business is EBITDA-positive in FY 2009.

Our ability to operate the total company on an EBITDA-positive basis in FY 2009 depends heavily on the rate of growth in our EPP business.  As the economy has slowed, the growth in our EPP business has also slowed.  We are confident that once the economic turmoil the whole country is facing subsides, we can return to our historic growth rates.  Charts 8 and 9 provide detail on the revenue growth rate trend in EPP.

While we would like to be more precise about our revenue forecast, current economic conditions are unprecedented and severe, and we have no historical, factual basis to forecast the coming tax season.  We expect to have a more accurate assessment of the 2009 and 2010 situation once we are further along in the upcoming tax season.  I don’t think a day goes by

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that you don’t read a news report about another state or municipality suffering tax revenue shortfalls.  With that said, our non-government businesses, especially Higher Education, are performing well.  Our Higher Education vertical is experiencing year-over-year transaction growth in excess of 60.0%.

Before I update you on our progress on the EPP business strategy, I want to address an area many investors ask me about on a regular basis: our contract with the Internal Revenue Service.  In October we received a new request for proposal, or RFP, from the IRS.  We filed a formal response to the RFP on December 1, 2008, and we are now awaiting an award announcement.  The new RFP covers the period commencing with the processing of 2009 taxes payable in 2010.  The RFP envisions up to four (4) one-year renewal periods through December 31, 2014.  We look forward to updating you on the status and outcome of the RFP process on future calls.

Under the current IRS contract, we will continue to process Federal tax payments for the 2008 tax season beginning in January 2009.  We have increased the number of forms that can be paid using our payment services.    IRS Forms 941, 943, 944 and 945 – these are all forms filed by employers and relate to federal tax and withholding payments made by employers – can now be paid using our payment services.  We will launch major new enhancements to the website of our wholly owned

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subsidiary, Official Payments Corporation, for the 2008 tax season to improve the user experience, and we will continue to promote the functionality of the “My Account” feature.  The “My Account” feature allows taxpayers to establish a personal profile so that they may save time on their next visit to the site, schedule future tax payments, and register to receive reminders of future tax obligations.

I want to turn now to our corporate strategy.  Today, Tier Technologies is a leader in the biller direct services category.  You may refer to Chart 10, if you wish.  This chart provides an overview of the structure of our industry.  We serve “billers,” or companies that invoice customers and receive payments, many on a recurring basis, usually monthly.  We provide technology solutions that enable billers to present bills and/or accept electronic payments via the Web, interactive voice response, or IVR, and call centers.

According to Aite Group, an independent research and advisory firm serving financial services firms, the biller direct channel is still a relatively “emerging channel” for consumers, especially the Web component.  As you can see in Chart 11, Aite estimates that only about 11% of consumer bill payments in the United States were made through this channel in 2007.  By 2010, Aite forecasts that about 17% of consumer bill payments will be made through the biller direct channel, while 14% will be made through bank Web sites.

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Moderator: Ronald Rossetti

While this level of growth is strong, the bill payment market lags the overall consumer transition to electronic payments in the general economy.  According to Celent, an international financial services consulting firm, more than 50% of all payments in the Unites States have converted from cash and check to electronic forms of payments.  The Celent summary data appears in Chart 12.  In our opinion, the AITE and Celent data combined with our analysis of electronic payment utilization we experience with our clients, document that the biller direct space, especially in the government market, is one of the best remaining opportunities in the United States for conversion from paper and check to electronic payments.

Tier believes that consumers will continue to migrate away from checks and cash and to electronic forms of payment.  Tier believes that the biller direct segment of the electronic payment market is one of the fastest growing segments of that market.  This trend is supported by payment card issuers who are promoting one-time and recurring bill payments to consumers as well as payment brand networks that are running broadscale and targeted bill payment marketing campaigns.  Broadscale campaigns include print and radio advertising campaigns communicating the value of card payments for bill payments.  Card issuers send targeted email and account statement

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inserts to qualified cardholders to promote card usage in the bill payment category.

We believe that consumers and small businesses are adopting electronic payment forms for four principal reasons:
•	Convenience;

•	Cash management;

•	Rewards; and

•	Environmental considerations.

Let me address the last two of these briefly.

Various payment card brands and individual card account issuers offer their cardholders reward points; such as, frequent flyer miles to encourage their cardholders to choose their brand of card over other brands for biller direct payment transactions.  On the environment, billers and consumers all have an interest in reducing the environmental impact and the costs they incur from sending paper bills and processing paper checks.

Since processing our first payment transaction in 1994 for Santa Clara County, CA, Tier Technologies has grown our payments business to become the leading provider of electronic tax payments solutions for government entities across the nation.  Chart 13 provides a pictorial representation of our client coverage.

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Moderator: Ronald Rossetti

•	We are the only service provider to support the Internal Revenue Service continuously since 1999 when we were selected by the IRS to pilot electronic payments for federal taxes.

•
We process personal income tax payments for 26 states and the District of Columbia.  In 22 of the states, we are the exclusive provider of electronic payments.  For those of you keeping count, 4 states do not allow card payments and another 9 do not levy personal income taxes.  These states and the District of Columbia give us coverage of approximately 75% of the personal state income taxes paid nationally.

•	We support more than 6,000 different tax, user fees, license, and court payments types for more than 3,000 municipalities nationwide.

We process electronic payments for entities other than governments: we have expanded our franchise to include more than 350 universities and 450 utilities.

In the fourth quarter we signed 114 new EPP accounts, which brings us to 355 new accounts for the year.  Some of the larger accounts that were signed in the fourth quarter include the Pennsylvania Department of Labor and the State of Connecticut.  For Connecticut, we will process sales and use

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taxes and other business taxes.  Our strong customer satisfaction is confirmed by a number of major account renewals, including the State of New Jersey.

During fiscal 2009 we expect to complete our transition to a company focused exclusively on providing payment solutions in the biller direct space.  Although we anticipate single-digit percentage minimal revenue growth during FY 2009 because of the current economic climate, we expect to see continued growth in the number of transactions we process in our EPP business, driven by increasing consumer demand for electronic payment options.  We also expect revenues to resume growing at a mid-twenties percent annual rate once the economy stabilizes.  As shown in Chart 14, the categories on which Tier focuses its marketing strategy are large, and while we are the clear leader in several markets, which we call “verticals,” we see significant opportunities to increase utilization of our services.  We intend to work with our existing government clients to offer their constituents more products and services, so that we grow our share of the total payments business.  For our newer verticals, such as Utilities and Higher Education, our focus is on accelerating the signing of new clients by expanding the product and services we offer, to better serve those markets.

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Moderator: Ronald Rossetti

We continue to pursue key strategic initiatives that leverage our lead position in the biller direct space and which are designed to facilitate growth and maximize efficiencies.  These initiatives include the following:
•	Leverage our leadership in the government tax space to expand biller direct services to other vertical markets
•	Increase customer adoption and usage
•	Develop and launch new products and payment services
•	Reduce costs
•	Build our senior management team

We are making progress on each of these initiatives.

We continue to expand our biller direct services beyond government clients.  Approximately 33.2% of total EPP revenue in FY 2008 came from processing IRS transactions.  In FY 2009, we expect our EPP revenue from processing IRS transactions to be at or below 30.0%.  This change will accelerate as we show progress in our new verticals.  As an example, we signed 56 colleges and universities in our Higher Education vertical during FY 2008.

We are also making substantial progress at increasing customer adoption and usage.  Our efforts to build customer relationships continue to pay off as we added 44,000 new

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Moderator: Ronald Rossetti

customers in our “My Account” feature during the fourth quarter, bringing us to more than 800,000 customer account relationships at fiscal year end.  We have begun to leverage these online relationships to encourage and cross sell our products and services through e-mail and online marketing initiatives.

Additionally we have made some good progress in developing new products and payment services.  We are pleased to be working with Visa, Inc. to pilot a flat convenience fee for Federal and State tax payments made on a Visa Consumer debit card.  This test is consistent with our long-term strategy of building consumer acceptance and utilization of our services by adding, among other things, new payment options.  For example, during FY 2008, more than 200 of our current clients added the ACH payment capability through our service.

Finally, we continue to build our senior management team.  At the end of the fourth quarter, Nina Vellayan joined the Company in the position of Senior Vice President and Chief Operating Officer.  From 2001 through September 2008, Ms. Vellayan served as President of Business Office Solutions, a division of Sallie Mae, Inc., which provides e-commerce solutions to universities, colleges, associations, the K-12 and the municipal tax marketplace utilizing web-based and IVR-based technologies.

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Nina joins Ron Johnston, our CFO, and Keith Kendrick, our Senior Vice President of Strategic Marketing, who joined the team over the summer.  Kevin Connell, our Senior Vice President of Sales and Business Development, continues to lead the sales team, which we believe has very strong relationships with billers across the country.  Short biographies of our new team appear in Chart 15 and more detailed information is available on our website, at tier.com.

In addition to strengthening our senior management team, we have also added two individuals with experience in the electronic payments industry to our Board of Directors.

David Poe joined our Board on October 1.  David has served as a consultant and director of Edgar, Dunn & Company, a consulting firm that specializes in the global financial services industry and electronic payments.  David has been with Edgar, Dunn since March 1980.  From March 1998 to May 2008, he served as that firm’s Chief Executive Officer.

Phil Heasley joined our Board in August.  Phil is President and CEO of ACI Worldwide, a publicly-traded firm headquartered in New York City.  Phil is a 32-year veteran of the payments and financial services industry.

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Moderator: Ronald Rossetti

I look forward to talking more about the year ahead in a few minutes.

For now, I'll turn the call over to Ron Johnston to discuss the fourth quarter and year-end financial results; and then we'll open the call for Q&A.

Ron Johnston:	Thanks, Ron.

During this call I will address the status of our Auction Rate Securities, impairment write-offs taken in the quarter, the general consolidated operating results of the fourth quarter and twelve month periods, and cash balance at fiscal year end.

Our investment portfolio includes $31.3 million par value of municipal bonds that are collateralized with student loans.  These municipal bonds are bought and sold through a bidding process sometimes referred to as a “Dutch Auction.”  We call these our Auction Rate Securities, or ARS.  Beginning in February 2008, some of the auctions for these securities were unsuccessful.  In the fourth quarter, we recorded a temporary impairment of $705 thousand, bringing the total temporary impairment recognized in the fiscal year to $2.5 million.  Discussions with UBS and articles in the financial press during the fourth quarter suggest that it may be many months before liquidity returns to the market for these securities.  In November

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we accepted a Rights Offer initiated by UBS, in which UBS has agreed to purchase our ARS at par starting in June 2010.  UBS has also agreed to extend credit to its clients, including Tier, should the clients wish to borrow against their ARS before UBS purchases the ARS.  We believe our cash and cash equivalents balances of $47.7 million at September 30, 2008 are sufficient and we do not anticipate the lack of liquidity in the credit and capital markets will have a material impact on our cash flows or the ability to conduct our business.  ARS impairments are recorded as a contra account to cash and a charge to Other Comprehensive Loss in Stockholders’ Equity.  We provide more details about our ARS in Note 3 to our consolidated financial statements, which are included in our Form 10-K.

On a quarterly basis the Company performs impairment testing as required by SFAS No. 144 – Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS No. 142 – Goodwill and Other Intangible Assets, and SFAS No. 86 – Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  SFAS No. 144 requires that a long-lived asset (disposal group) classified as held-for-sale shall be measured at the lower of its carrying amount or fair value less cost to sell.  SFAS No. 142 requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying

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amount.  SFAS No. 86 requires that the amount by which the unamortized capitalized costs of a computer software product exceed its net realizable value shall be written off.  In accordance with the above guidance, Tier analyzed its disposal group.

Impairment testing during the fourth quarter showed that the carrying value (excluding goodwill) exceeded fair value less cost of sale by $0.3 million.  Our SFAS No. 142 testing resulted in no goodwill impairment charges for the fourth quarter.  Testing under SFAS No. 86 required a write-down of $1.7 million.  Total fiscal year 2008 impairment charges totaled $17.8 million.

Our business is divided into continuing and discontinued operations.  Included in our continuing operations are three components:  our core EPP business, businesses we are winding down, and corporate shared services.  It is important to emphasize the fact that corporate shared services, which we call corporate overhead, support both our continuing and discontinued operations; however, they are accounted for completely in continuing operations only.

Let me give you some information about the fourth quarter and quarter-to-quarter comparisons. Whenever I refer to “this

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quarter” or “the quarter” without more, I mean the fourth quarter of FY 2008.

Consolidated operating results for the quarter reflected total revenues of $27.6 million, down 24.9% from the same quarter last year.  The primary deflator was divested or completed contracts in our GBPO and PSSI segments.

During the quarter, we processed over $960 million of payments, which represents a 25.0% increase versus the same quarter last year. This increase was driven by a 22.6% increase in transaction volume.

EPP revenues for the quarter were $21.1 million.  Revenue growth of 15.4% in EPP was driven by increases in Property tax payments, Federal and State Income tax payments, and payments processed for educational institutions.  Revenues from our combined Education vertical, which includes both Higher Education and K-12, grew 26.7% and were the single largest contributor to EPP dollar revenue growth in the quarter.  We also experienced double-digit revenue growth in our Utility vertical.

Revenues from our wind-down businesses were $1.6 million for the quarter, compared to $2.4 million for the same period last

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year.  We reported a net income in the fourth quarter for the wind-down units of $0.2 million.

Consolidated revenues for the quarter exceeded direct cost by 21.0% compared to 31.6% in the same quarter a year ago.  This decrease is primarily due to the completion of previous high margin contracts in PSSI segment, loss of a high margin client in EPP which we have reported on in the past, and the impact of increased processing costs on fixed fee revenue forms.

On the expense side, direct costs for the quarter were $21.8 million, down 13.3% versus the same quarter a year ago.  Costs in our EPP business increased 15.8% primarily due to a $2.1 million addition of interchange fees that resulted from the 25.0% increase in dollar volumes processed for this business.

Gross margin for continuing operations, which we calculate by subtracting our direct costs from our revenues, was 24.8% for the fourth quarter which is (1.0%) lower than the same quarter last year.  Gross margin in our EPP business was 23.2%, down approximately (31) basis points from the same period last year.  Some price compression and mix of cards with higher interchange fees used by customers contributed to this decrease.

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Moderator: Ronald Rossetti

General and administrative expenses for consolidated operations were $11.3 million for the quarter, down (6.9%) compared to the same quarter last year.  The decrease in G&A was attributable primarily to divesture of non-core assets partially offset by strategic spending on production platform redesign and enhancement.  Selling and marketing expenses were $2.3 million for the quarter, down (16.1%) primarily due to divestiture of non-core assets.

Net interest income was $1.4 million for the quarter, about $0.4 million or 38.1% more than the same quarter last year, which reflects an increase in the average balance of cash and investments – off-set by a decrease in interest rates.

Net loss from continuing operations was ($4.9) million or a loss of ($0.25) per fully diluted share.  Net loss from discontinued operations net of income taxes was ($4.0) million in the quarter compared to ($0.3) million net income in the same quarter a year ago predominately due to asset impairment.

Our net loss per fully diluted share in the quarter was ($0.45) compared to a loss of ($0.17) per fully diluted share in the same quarter last year.  The loss for the quarter was influenced by the impairment charges that were taken.

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Moderator: Ronald Rossetti

Financial highlights for the twelve months ended September 30, 2008 are as follows:  revenues from continuing operations were $122.6 million, up $14.3 million or 13.2% from the same period last year.  This growth was driven by our electronic payments business whose revenues were $117.1million, up 17.7% over the same period last year.  The 17.7% revenue increase in our EPP business versus the same period last year was driven by growth in both the number of transactions and the average size of payments processed.  During the year EPP processed over 10.3 million transactions and $5.9 billion in payment volume – an increase of 27.6% and 24.3% respectively, over the same period last year.  Charts 8 and 9, which Ron referenced earlier, provide additional trend data.

For the year, we reported a loss from our continuing operations of ($12.0) million or ($0.61) per fully diluted share.  This compares with a loss from continuing operations of ($18.4) million or ($0.94) per fully diluted share in fiscal 2007.

Now I would like to briefly discuss the results of our discontinued operations during the fourth quarter.  We reported revenues from discontinued operations of $4.8 million and net loss from discontinued operations of ($4.0) million for the quarter.  This translates into a loss of ($0.20) per fully diluted share compared to loss of ($0.02) per fully diluted share in the same quarter of fiscal 2007.

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Turning to the balance sheet, Ron Rossetti previously mentioned our cash and marketable securities balance at September 30, 2008 of $87.0 million.  That figure comprises cash and cash equivalents and investments in marketable securities of $78.9 million and restricted investments of $7.9 million.  Restricted investments include $1.9 million pledged in connection with performance bonds primarily in our PSSI segment and $6.0 million pledged as the compensating balance for an ACH banking service relationship in our EPP segment; and $0.2 million in escrow under Other Assets.

The Company’s headcount at September 30, 2008 was 412 personnel composed of 288 employees and 124 contractors compared to 798 total headcount at September 30, 2007.  This represents a 48.4% reduction of personnel.  Once divestitures are completed, we expect our total headcount to be approximately 150 personnel, or a reduction of about 81.0%.

Days’ sales outstanding at September 30, 2008 were 35 compared to 56 at September 30, 2007.  Collection improvements and revenue mix changes are factors in this decrease in DSO’s.  With the divestitures completed, future DSO’s should be no more than 5 to 10 days.

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Moderator: Ronald Rossetti

Lastly, I want to mention that our Form 10-K will be filed before the market opens tomorrow with the Securities and Exchange Commission.  We encourage all of you to review the statements and notes in order to better understand our current operations.

Now I would like to turn the call back over to Ron.

Ronald Rossetti:	Thanks Ron.
Recently, you may have seen a press release from Discovery Equity Partners, one of our stockholders, indicating that it intends to nominate two candidates to the Board of Directors of Tier Technologies at our 2009 Annual Meeting.  In order to comply with applicable Securities and Exchange Commission rules, I cannot comment on Discovery’s nominations proposal at this time.

Like many of you, Discovery also raised the issue of a share buy back program.  Let me assure you that this topic is reviewed regularly by the Board of Directors.  To date, the Board has concluded that it would be better for stockholders and the Company if capital were used to expand Tier’s business.

Your Board and management are focused on increasing value for all stockholders.  We believe that the valuation of Tier in the

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market today is largely a result of the economic environment and does not reflect the underlying value of our EPP business or its prospects.  We are working hard to increase that value.    We are implementing the sales and marketing initiatives we have outlined previously and launching new products and payment services. Based on the strength of our balance sheet, we will have the financial resources needed to implement these initiatives.

Even in light of current economic conditions, the depressed condition of the stock market, and pressures on companies in the financial services industry, it is the standing policy of the Board to carefully evaluate all opportunities that could reasonably be expected to lead to an increase in stockholder value.  Nothing is or has ever been off the table.  However, we do not and will not comment publicly on these activities.
In summary, what I’d like you to take away from this call are the following four things:
•	Your Board and management are focused on enhancing value for all stockholders by executing on our strategic plan.

•	The Company has fundamentally completed the restructuring program originally announced in early fiscal year 2007. We have made significant progress towards

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reducing both corporate and operating expenses.  And we will continue to work hard to reduce expenses.

•
The Company has developed and is implementing initiatives to aggressively grow our EPP business.  We are transforming Tier into a comprehensive, pure-play biller direct company.  The management team that we have put in place to build this Company is backed by an expanded Board that includes individuals with significant industry expertise.  All of us are committed to the Company and to its stockholders.

•	We believe that the initiatives that we are pursuing offer the best means for increasing the Company’s value for all stockholders.

As always, I wish to thank our long-term investors for your continued support of your Company.

Liz Bowman:
Thank you, Ron.  As I mentioned at the beginning of this call a copy of the text of this call and accompanying Charts are posted in the Investor Relations section of our website at www.tier.com.  We invite shareholders and analysts who wish to speak to management about the Company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, at 571-382-1333 or rjohnston@tier.com.  Thank you.  This concludes our earnings release call for FY2008 for Tier Technologies.